  As filed with the Securities and Exchange Commission on December 27, 1999
                      Registration No.  333-[_________]
================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                           ______________________

                                  FORM S-3

                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933
                           ______________________

                                NETOPIA, INC.
         (Exact name of the Registrant as specified in its charter)

          Delaware                                    94-3033136
(State or other jurisdiction of          (I.R.S. employer identification no.)
 incorporation or organization)

                          2470 Mariner Square Loop
                              Alameda, CA 94501
                               (510) 814-5100
(Address and telephone number of the Registrant's principal executive offices)
                           ______________________

                               JAMES A. CLARK
                           Chief Financial Officer
                                Netopia, Inc.
                          2470 Mariner Square Loop
                          Alameda, California 94501
                               (510) 814-5100
 (Name, address and telephone number of the Registrant's agent for service)
                           ______________________

                                 Copies to:
                               C. KEVIN KELSO
                             Fenwick & West LLP
                       Two Palo Alto Square, Suite 800
                         Palo Alto, California 94306
                               (650) 494-0600
                           ______________________

      Approximate date of commencement of proposed sale to the public:
   From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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                                                                      Proposed Maximum       Proposed Maximum
Title of Each Class of shares of common stock      Amounts to be     Offering Price per     Aggregate Offering        Amount of
              to be Registered                     Registered(1)          Share(1)               Price(1)         Registration  Fee
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common stock, $0.001 par value per share              447,852             $45.8438             $20,531,215            $5,420.24
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(1) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq Stock Market on December 17, 1999.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                Subject to completion, dated December 27, 1999
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                                  PROSPECTUS
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                                 Netopia, Inc.
                        447,852 shares of common stock

                 ---------------------------------------------

     Our common stock is listed on the Nasdaq National Market under the symbol "NTPA." The last reported sale price of the common stock on the Nasdaq National Market on December 22, 1999 was $61.25 per share.

     The Selling Stockholders named on page 16 of this prospectus are selling all of the shares of common stock offered in this prospectus. Netopia will not receive any of the proceeds from the sale of these shares. These shares are being offered on a continuous basis under Rule 415 of the Securities Act of 1933.

                 ---------------------------------------------

     This investment involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is December 27, 1999

********************************************************************************
     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
********************************************************************************

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If such information is given or representations made, you may not rely on such information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered hereby, nor is it an offer to sell or a solicitation of an offer to buy securities where such an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.


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                               TABLE OF CONTENTS
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The Company.................................  3          Legal Matters................................  20
Risk Factors................................  5          Experts......................................  20
Use of Proceeds............................. 16          Where You Can Find More Information..........  20
Selling Stockholders........................ 16
Plan of Distribution........................ 17

     Unless the context otherwise requires, the terms "we," "our," "us" and "Netopia" refer to Netopia, Inc. and its subsidiaries.

                                  THE COMPANY
--------------------------------------------------------------------------------

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes to those statements appearing elsewhere or incorporated by reference in this prospectus.

     Netopia provides Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. We offer high-speed, multi-user, plug-and-play Internet connectivity products and Web platforms for creating and hosting Web sites, creating and hosting electronic commerce stores, and conducting real-time Internet communications.

     Our objective is to be the leading provider of Internet and electronic commerce infrastructure that enables small and medium size businesses to easily and cost effectively connect to the Internet, establish and enhance their presence, and conduct business and electronic commerce on the Web. The following are key elements of our business strategy:

  .  Target the small and medium size business market;

  . Leverage strategic relationships with Internet service providers (ISPs), Internet portals and other distribution channels;

  . Provide complete, plug-and-play customer premise digital subscriber line, or DSL, Internet connectivity products;

  .  Enable small and medium size businesses to leverage the Internet;

  .  Maintain and extend technology leadership; and

  .  Leverage brand recognition and customer support infrastructure.

     Our Internet connectivity products enable small and medium size businesses to take advantage of high-speed Internet access technologies and, in particular, DSL. Our DSL Internet connectivity products, including routers, digital service units, filtering bridges, security appliances and modems, provide small and medium size businesses with a flexible and scaleable platform that can be easily integrated into existing business infrastructures. In addition to supporting various Internet connectivity technologies, our Internet connectivity products are designed to be plug-and-play and incorporate many value-added features such as virtual private networking and firewall protection.

     Our Web platform is a "no assembly required" Web site and electronic commerce solution that enables small and medium size businesses to easily create their own customized, interactive Web sites or electronic commerce enabled Web sites, which we call E-stores. Our Web platforms provide affordable, value-added functionality and flexibility to our users' Web sites. We have developed over 50 customizable Web site content packages for businesses across a wide range of industries. Our Web platforms also include collaboration and communication capabilities for remote groups as well as for help desk, server and Web site administrators.

     We have developed extensive relationships that provide wide distribution of our products and enable us to help our customers install complete, plug-and-play Internet solutions that are reliable, cost-effective and easy to use. Our largest relationships include Internet service providers such as PSINet and Verio, Internet portals such as Yahoo!GeoCities and Netscape Netcenter, and competitive local exchange carriers such as NorthPoint Communications and Rhythms NetConnections. In addition, we have established relationships with telecommunications equipment suppliers, such as our relationships with Carrier Access Corporation and Copper Mountain, and our development relationships with next-generation technology providers CopperCom, Jetstream Communications and TollBridge Technologies.

     Our principal offices are located at 2470 Mariner Square Loop, Alameda, California 94501 and our telephone number is (510) 814-5100. We were incorporated in California in 1986 as Farallon Computing, Inc., and were reincorporated in Delaware in April 1996. In November 1997, we changed our corporate name from Farallon Communications Inc. to Netopia, Inc.

     Netopia; Timbuktu Pro; netOctopus; Up & Running, Guaranteed!; and Customer Care, Guaranteed! are trademarks of Netopia, Inc. This prospectus also includes trademarks of other companies.

                                  Risk Factors
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     An investment in the shares of our common stock offered by this prospectus involves a high degree of risk. You should carefully review the following risk factors as well as the other information set forth in this prospectus before making an investment.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (i) discuss our expectations about our future performance; (ii) contain projections of our future operating results or of our future financial condition; or (iii) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could seriously harm our business and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

We have a history of losses and negative cash flow, and we expect to incur losses and negative cash flow in the future.

     Our failure to significantly increase our revenues would result in continuing losses. We incurred losses from continuing operations of $7.9 million, $8.0 million and $3.6 million in the fiscal years ended September 30, 1999, 1998 and 1997, respectively. We expect to incur net losses in the future, and these losses may be substantial. Further, we expect to incur negative cash flow in the future. Because of continuing substantial capital expenditures and product development, sales, marketing and administrative expenses, we will need to generate significant revenues to achieve profitability and positive cash flow. Even if we do achieve profitability and positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

Our quarterly operating results are likely to fluctuate because of many factors and may cause our stock price to fluctuate.

     Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

     It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock may decline significantly.

     These variations in our operating results will likely be caused by factors related to the operation of our business, including:

  . Variations in the timing and size of orders for our Internet connectivity products;

  . Our ability to license, and the timing of licenses, of our Web platform products, particularly site server licenses and Timbuktu Pro;

  . The growth rate in the number of Web sites that are built using our Web platform, from which we derive revenues;

  . Loss of significant distributors or customers, or significant decreases or delays in purchases by significant distributors or customers, such as Ingram Micro, Softway International and NorthPoint Communications;

  . The mix of products and services and the gross margins associated with such products and services, including the impact of our increased sales of lower margin Internet connectivity products as a percentage of our total revenues;

  . The price and availability of chip sets, which we obtain from Conexant Systems, for our DSL Internet connectivity products;

  . The timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

  .  Our ability to attract and retain key personnel.

     These variations may also be caused by factors related to the development of the DSL market, the market for our Web platform products and the competition we face in these markets, including:

  . The timing and rate of deployment of DSL services by telecommunications service providers;

  . The timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems and high-speed wireless data transmission;

  . Anticipated price competition in the market for Internet connectivity products and Web platform products;

  . The level of market penetration of our Internet connectivity and Web platform products relative to those of our competitors; and

  . Anticipated increases in competition among producers of Web site development and Web site server products, including the impact of products that are available from some of our competitors at no cost.

     These variations may also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

  . Costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

  . Acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

  . Foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

  . General global economic conditions which could adversely affect sales to our customers.

We may not be able to compete successfully against current and future competitors.

     We sell products and services in markets that are highly competitive. We expect competition to intensify as current competitors expand their product and service offerings and new competitors enter the market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size, scope and breadth of the products and services offered.

     In the DSL router market, we primarily encounter competition from 3Com, Lucent Technologies, Cayman Systems, Cisco Systems, Efficient Networks, FlowPoint, Ramp Networks and several other companies. In addition to these competitors, there have been a growing number of announcements by other companies that they intend to enter the DSL router market. Further, some competitors offer low-cost or no-cost support programs that are similar to our "Up & Running, Guaranteed!" program.

     In the market for Web sites and electronic commerce platforms, we encounter competition primarily from Homestead Technologies, IBM, Inc. Online, Site Architects, Sitematic, Verio, Yahoo! and several other companies. In the market for our remote control and enterprise software, we primarily encounter competition from Computer Associates, Intel, Microcom (Compaq), Microsoft, Vector Networks, Stac Software, Symantec, Tivoli Systems (IBM) and several other companies. We anticipate intense competition from some of these companies because some of these competitors provide their products to consumers at no cost. For example, Microsoft has available at no cost a communications and collaboration software product that could limit the market for Timbuktu Pro.

     Many of our current and potential competitors in all three areas have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger base of customers than we do. In addition, many of our customers have well-established relationships with our current and potential customers and have extensive knowledge of these industries. In the past, we have lost potential customers to competitors in all three areas for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

We need to develop, introduce and market new and enhanced products in a timely manner to remain competitive.

     We compete in markets characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance, reliability and compatibility. For example, we anticipate that voice over DSL technology will become an important feature of future DSL router products. As a result, we believe we will need to successfully develop, introduce and market voice over DSL functionality in our products. Additionally, we will need to continue to integrate our DSL router technology with the architectures of leading central office equipment providers in order to enhance the reliability, ease-of-use and management functions of each of our DSL products. Currently, our router products are fully integrated with Copper Mountain's CopperView management for CopperEdge central office access concentrators and are interoperable with Lucent's Stinger and Nokia's ATM/DSL D50 Speedlink digital subscriber line central office access concentrators. However, we may not be able to successfully develop, introduce, enhance or market these or other products necessary to our future success. In addition, any delay in developing, introducing or marketing these or other products would seriously harm our business.

We may engage in acquisitions or divestitures that involve numerous risks, including the use of cash and the diversion of management attention.

     In the past, we have engaged in both acquisitions and divestitures. For example, in August 1998, we sold our LAN Division, which developed and sold local area network (LAN) products. We may continue to acquire companies, technologies or products or to sell or discontinue some of our technologies or products in future periods. In the past, our acquisitions and divestitures have involved numerous risks, including the use of significant amounts of our cash, diversion of the attention of our management from our core business, loss of our key employees and significant expenses and write-offs. For example, in December 1998, we acquired netOctopus and Serus and in October 1999, we acquired StarNet Technologies. The success of these acquisitions depends upon our ability to timely and successfully develop, manufacture and gain market acceptance for the products we acquired. If we engage in additional acquisitions or divestitures in future periods, we may not be able to address these risks and our business may be harmed.

We may experience declining gross margins due to price competition and an increase in sales of lower margin Internet connectivity products as a percentage of our total revenue.

     We expect that sales of our Internet connectivity products may account for a larger percentage of our total revenues in future periods. Because these products are generally sold at lower gross margins than our Web platform products, this will likely result in a decrease in our overall gross margins. Further, we expect that the market for Internet connectivity products, in particular DSL products, will become increasingly competitive and that we will be forced to lower the prices we charge for our Internet connectivity products in the future. As the average selling price of our routers declines, our gross margins related to such products, and in general, are likely to decline.

The loss of, or decline in, purchases by one or more of our key distributors or customers would result in a significant decline in our revenues.

     Our revenues will decline and our losses will increase if we lose one or more of our significant distributors or customers or if our key distributors or customers reduce or delay purchases of our products. During the fiscal year ended September 30, 1999, our top three customers and distributors who each individually represented at least 5% of our total revenues accounted for approximately 21% of our total revenues as a group. In this period, sales to Ingram Micro represented approximately 10% of our total revenues. In the years ended September 30, 1998 and 1997, our distributors and customers who each individually represented at least 5% of our total revenues accounted for approximately 16% and 20% of our total revenues, respectively. We do not have purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time.

Our limited operating history in DSL Internet connectivity products makes it difficult to evaluate our prospects.

     Our DSL Internet connectivity products have only recently been introduced. You should consider our prospects in light of the difficulties we may encounter because these products are at an early stage of development in a relatively new, rapidly evolving and intensely competitive market. For example, we may not correctly anticipate market requirements, including requirements for performance, price, features and compatibility with other DSL equipment. We may not be able to rapidly introduce innovative new products that meet these market requirements. It is possible that the market for DSL Internet connectivity products will develop in a manner that we do not anticipate. Our competitors have introduced DSL products, some of which may compete effectively against our DSL products. Such developments could render our DSL products obsolete.

Our revenues will not grow and our losses will increase if we cannot continue to successfully introduce, market and sell our DSL Internet connectivity products.

     A substantial portion of our revenues from Internet connectivity products is derived from non-DSL routers. We anticipate that in the future the market for such non-DSL products will decrease and that sales of our non-DSL products will decline as a percentage of our total revenues. Accordingly, our revenues will not grow if we are unable to continue to introduce, market and sell our DSL Internet connectivity products.

Sales of our DSL Internet connectivity products will decline substantially if Copper Mountain and Nokia DSL equipment is not widely deployed.

     We are dependent on the selection of Copper Mountain and Nokia DSL equipment by telecommunications service providers that are deploying DSL services. Historically, substantially all of our sales of DSL routers have been for use with DSL equipment manufactured by Copper Mountain Networks. We have recently introduced our DSL routers for use with DSL central office access concentrators manufactured by Nokia. If Copper Mountain or Nokia DSL equipment is not widely used in DSL deployments, our business will be seriously harmed.

Substantial sales of our DSL Internet connectivity products will not occur unless telecommunications service providers initiate substantial deployment of DSL services.

     The success of our DSL Internet connectivity products depends upon whether telecommunications service providers deploy DSL technologies and upon the timing of the deployment of such technologies. Factors that will impact such deployment include:

  . A prolonged approval process by service providers, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

  . The development of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

  . Cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

  . Lack of compatibility of DSL equipment that is supplied by different manufacturers;

  .  Evolving industry standards for DSL technologies; and

  .  Government regulation.

     If telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

Other technologies for the high-speed Internet connectivity market will compete with DSL services.

     DSL services are competing with a variety of different high-speed Internet connectivity technologies, including cable modem, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. If any technology competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our products and services and our revenues and gross margins may decrease.

We depend upon the ability of emerging competitive telecommunications service providers to compete effectively with traditional telephone companies in providing DSL services.

     The purchasers of our DSL Internet connectivity products are primarily emerging competitive telecommunications service providers such as NorthPoint Communications and Covad Communications. We depend upon the ability of such competitive telecommunications service providers to successfully offer DSL services. These competitive telecommunications service providers are competing with traditional regional telephone companies. Traditional regional telephone companies may have a number of competitive advantages over their new competitors, including greater resources, name recognition and access to customers. Also, traditional regional telephone companies may restrict, or attempt to restrict, the ability of competitive telecommunications service providers to install DSL equipment at the regional telephone companies' central offices.

We purchase all of the chip sets for our DSL routers from Conexant Systems.

     All of our DSL routers rely on chip sets that are supplied by Conexant Systems. We do not have a volume purchase contract with Conexant Systems and Conexant Systems could cease selling us chip sets at any time. If we are unable to timely obtain a sufficient quantity of chip sets from Conexant Systems for any reason, sales of our DSL routers could be delayed or halted. Further, we could also be forced to redesign our DSL routers and qualify a new supplier of chip sets. The resulting stoppage or delay in selling our products and the expense of redesigning our DSL routers would seriously harm our reputation and business.

Substantially all of our circuit boards are manufactured by Hi-Tech Manufacturing, or HTM, a contract manufacturer.

     Substantially all of our Internet connectivity products include circuit boards that are manufactured by HTM. Additionally, certain of our DSL routers are assembled and packaged by HTM. If supplies of circuit boards or DSL routers from HTM are interrupted for any reason, we will incur significant losses until we can arrange for alternative sources. Any such interruption may seriously harm our reputation and business.

We may be unable to obtain components for our Internet connectivity products from independent contractors and specialized suppliers.

     We do not manufacture any of the components used in our products and perform only limited assembly on some products. All of our Internet connectivity products rely on components that are supplied by independent contractors and specialized suppliers. We generally do not have guaranteed supply arrangements with these third-parties and they could cease selling components to us at any time. Moreover, the ability of independent contractors and specialized suppliers to provide us with sufficient router components also depends on our ability to accurately forecast our future requirements. If we are unable to timely obtain a sufficient quantity of components from the independent contractors or specialized suppliers for any reason, sales of our Internet connectivity products could be delayed or halted. Further, we could also be forced to redesign our Internet connectivity products and qualify new suppliers of components. The resulting stoppage or delay in selling our products and the expense of redesigning our Internet connectivity products would seriously harm our reputation and business. In addition, we anticipate that it will be necessary for us to establish relationships with additional component suppliers in the future. If we are unsuccessful in establishing these relationships, we may not be able to obtain sufficient components in some future period.

Our revenues will not grow and our losses will increase if we cannot successfully introduce, market and sell our Web platform.

     A substantial majority of revenues from our Web platform is derived from the sale of Timbuktu Pro. We anticipate that in the future the market for Timbuktu Pro will grow more slowly than the market for other Web platform products and services. In addition, we rely on licensees of our Web platform to promote the use of our Web platform for building Web sites. The extent and nature of the promotions by licensees of our Web platform are outside of our control. If licensees of our Web platform do not success fully promote our Web platform, we will not generate recurring revenues from royalties on Web sites promoted by licensees of our Web platform.

The market for our Web platform may be limited by products and services that are available at no cost.

     Some companies are offering Web presence and enhancement products at no cost. In some instances, we believe these companies are not charging for such products and services because they are generating revenue from their Web sites from other sources, such as advertising or subscription fees. If such free products and services become widely used, the market for our Web platform products will be limited.

To be successful, use of our Web platform must become widespread, and this will require us to rapidly build our sales channel, which we may be unable to do.

     Growth in revenues from our Web platform will be heavily dependent on recurring fees from Web sites created by licensees. Accordingly, to be successful, our Web platform must become widely used. The sales cycle for licensing our Web platform can be long. We will be required to build our internal sales organization and customer support organization to increase the number of licensees of our Web platform. Because the market for technical sales and support personnel is intensely competitive, growing our sales and support organization may be difficult. If we are unable to rapidly establish the widespread use of our Web platform, it is possible that competing products could become widely used, reducing the likelihood that we will generate significant revenues from our Web platform.

Our Web platform is based on a proprietary architecture, and if customers find the architecture inflexible, then our Web platform may not be successful.

     Many Web presence products are based on a programming language called hypertext markup language (HTML). Because this language is widely accepted as an industry standard, Web sites that are created with it may be easier to modify than Web sites that are created with proprietary languages. Our Web platform is based on a proprietary version of hypertext markup language. Our products may not be successful if customers prefer Web sites created with industry standard hypertext markup language to Web sites created with our proprietary hypertext markup language.

If hosting services for our Web platform perform poorly, our reputation will be damaged and we could be sued.

     We depend on our servers, networking hardware and software infrastructure, and third-party service and maintenance of these items to provide reliable, high-performance Web site hosting services for our customers. In addition, our servers are located at third-party facilities. Failure or poor performance by the third parties we contract to maintain our servers, hardware and software, could lead to interruption or deterioration of our Web site hosting services. Additionally, a slowdown or failure of our systems due to an increase in the use of the Web sites we currently host, or due to damage or destruction of our systems for any reason, could also lead to interruption or deterioration of our Web site hosting services. If there is an interruption or a deterioration of our Web site hosting services, our reputation would be seriously harmed and, consequently, sales of our products and services would decrease. If such circumstances do arise in some future period, in order to retain current customers and attract new customers, we may have to provide our Web site hosting services at a subsidized price or even at no cost. In addition, if our Web site hosting services are interrupted, perform poorly, or are unreliable, we are at risk of litigation from our customers.

We license a substantial portion of our Timbuktu Pro software to a limited number of large customers and these licenses have a lengthy sales cycle.

     A volume license of our Timbuktu Pro software involves a significant commitment of financial resources by our customers. As a result, volume licenses of our Timbuktu Pro software have a long sales cycle, and in the past, we have only sold volume licenses of our Timbuktu Pro software to a small number of large customers each quarter. Further, volume license sales of Timbuktu Pro are typically closed in the final weeks of the quarter and the timing of these licenses may cause our quarterly results to vary. We generally incur significant expenses in sales and marketing prior to obtaining customer commitments for the volume licenses of our Timbuktu Pro software. As a result, our inability to get customer commitments or delays in such commitments due to the lengthy sales cycles would reduce our revenues and cause our losses to increase.

A substantial portion of our revenues come from sales to international customers.

     A substantial portion of our revenues come from sales to international customers. We expect sales to international customers to continue to comprise a significant portion of our revenues. While our international sales are typically denominated in United States dollars, fluctuations in currency exchange rates could cause our products and services to become relatively more expensive to our foreign customers. This could lead to decreased profitability of our products and services.

We typically experience a seasonal reduction in revenues in the three months ended September 30.

     In the past, we have experienced a seasonal reduction in our revenues in the three months ended September 30, primarily due to European vacation schedules which typically result in reduced economic activity in Europe during such periods. We anticipate that this trend will continue.

The proceeds we expect to receive for the sale of our LAN Division could be affected by its future performance under the new owner.

     In connection with the sale of our LAN Division in August 1998 to Farallon Communications, or Farallon, an affiliate of Gores Technology Group, or Gores, we received consideration which included (i) a two year $1.0 million promissory note from Farallon, guaranteed by Gores, and (ii) royalties on Farallon's revenues for a period of five years which are currently recorded on our balance sheet as an amount receivable of $738,000. Because a substantial portion of Farallon's products are designed for products sold by Apple Computer, or Apple, the ability of the buyer to make these payments depends in large part upon the market for Apple's products.

Our success depends on retaining our current key personnel and attracting additional key personnel.

     Our future performance depends on the continued service of our senior management, product development and sales personnel, particularly Alan Lefkof, our President and Chief Executive Officer. None of these persons, including Mr. Lefkof, is bound by an employment agreement, and we do not carry key person life insurance. The loss of the services of one or more of our key personnel could seriously harm our business. Our future success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity. Competition for qualified personnel is intense, and we may fail to retain our key employees or to attract or retain other highly qualified personnel.

Our intellectual property may not be adequately protected, and our products may infringe upon the intellectual property rights of third parties.

     We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark law.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and there is no guarantee that the safeguards that we employ will protect our intellectual property and other valuable competitive information.

     For example, in selling our Timbuktu Pro software, we often rely on license cards that are included in our products and are not signed by licensees. Therefore, such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries where our products are or may be manufactured or sold, particularly developing countries including various countries in Asia, such as the People's Republic of China, do not protect our proprietary rights as fully as do the laws of the United States.

Our customers may return our products to us for replacement or refund.

     We provide end users of our products with a 90-day limited warranty on our Timbuktu Pro software and a one-year limited warranty on our Internet connectivity products. In addition, we provide end users of our Web sites a free 30-day trial period after which time end users can cancel at no cost. We permit end users to return our Internet connectivity equipment, Timbuktu Pro software and Web sites for replacement or refund of the full purchase price if the products do not perform as warranted. If a substantial portion of our customers return our products for replacement or refund, we will lose revenue and our business could be seriously damaged.

Our products are complex and may contain undetected or unresolved defects.

     Our products are complex and may contain undetected or unresolved defects when first introduced or as new versions are released. We cannot assure you that, despite our testing, defects will not be found in new products or new versions of products following commercial release. If our products do contain undetected or unresolved defects, we may lose market share, experience delays in or losses of market acceptance or be required to issue a product recall. In addition, we would be at risk of product liability litigation for financial or other damages to our customers because of defects in our products. Although we attempt to limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions, we cannot assure you that such limitations of liability will be legally enforceable.

Our business could be adversely affected by problems associated with the Year 2000.

     The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Based on our testing, we believe that our internally developed systems and technology (including our financial, order entry, inventory, shipping and customer database systems) are Year 2000 compliant. Nevertheless, our information technology systems could be substantially impaired or cease to operate due to Year 2000 problems. In addition, products currently under development are being designed to be Year 2000 compliant. We have developed contingency plans that include, among other things, manual "work-arounds" for software and hardware failures, as well as substitution of systems, if necessary. We cannot assure you that despite our Year 2000 compliance program there will not be an interruption of operations or other limitations of system functionality or that we will not incur substantial costs to avoid such limitations. Any failure to effectively monitor, implement or improve our internal support systems could seriously harm our business.

     Additionally, we rely on information technology supplied by third parties, and many of our customers, vendors, strategic partners and suppliers are also heavily dependent on information technology systems and on their own third party information technology. We are in the process of identifying and prioritizing critical third-party vendors, strategic partners and suppliers of non-information related products and services concerning their plans and progress in addressing the Year 2000 issues. Year 2000 problems experienced by any of these third parties could seriously harm our business. Additionally, the Internet could face serious disruptions arising from the Year 2000 problem.

     Many of our customers and potential customers have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. We will experience fewer sales if potential customers who might otherwise purchase our products and services delay such purchases and implementations until after January 1, 2000 in an effort to stabilize their internal computer systems, to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 problems. If our customers and potential customers delay purchasing or implementing our products and services in preparation for the Year 2000 problem, our business would be seriously harmed.

     We cannot guarantee that any of our customers, suppliers or partners will be Year 2000 compliant in a timely manner, or that their failure to become Year 2000 compliant will not cause significant disruptions to our business or the perceived performance of our products. Given the pervasive nature of the Year 2000 problem, we cannot guarantee that disruptions in other industries and market segments will not adversely affect our business. Moreover, the costs related to Year 2000 compliance, which thus far have not been material, could ultimately be significant.

Substantial sales of our common stock by our large stockholders could cause our stock price to fall.

     We have a limited number of stockholders that hold a large portion of our common stock. To the extent our large stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall.

Our industry may become subject to changes in tariffs and regulations.

     Our industry and industries that our business depends on may be affected by changes in tariffs and regulations. For example, we depend on telecommunications service providers for sales of our DSL Internet connectivity products, and companies in the telecommunications industry must comply with numerous regulations and pay numerous tariffs. If our industry or industries that we depend on become subject to increases in tariffs and regulations that lead to corresponding increases in the cost of doing our business or doing business with us, our revenues could decline. For example, if a regulatory agency imposed restrictions on DSL service that were not also imposed on other forms of high-speed Internet access, our business could be harmed.

Our California facilities are located near major earthquake fault lines.

     Our California facilities are located near major earthquake fault lines. If there is a major earthquake in the region, our business could be seriously harmed.

We may find it difficult to raise needed capital in the future, which could significantly harm our business.

     We may require substantial capital to finance our future growth and fund our ongoing research and development activities beyond 1999. Our capital requirements will depend on many factors, including:

  .  Acceptance of and demand for our products;

  .  The number and timing of acquisitions;

  .  The costs of developing new products;

  .  The costs associated with our expansion; and

  . The extent to which we invest in new technology and research and development projects.

     If we issue additional stock to raise capital, your percentage ownership in Netopia would be reduced. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us.

Our stock price may be volatile, which may result in substantial losses for our stockholders.

     The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

  .  Variations in our quarterly operating results;

  .  Changes in securities analysts' estimates of our financial performance;

  .  Changes in market valuations of similar companies;

  . Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . Losses of major customers or the failure to complete significant licensing transactions;

  .  Additions or departures of key personnel; and

  . Fluctuations in the stock market price and volume, which are particularly common among highly volatile securities of companies in our industry.

We are at risk of securities class action litigation due to the expected volatility of our stock price.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be a target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

A third party may have difficulty acquiring us, even if doing so would be beneficial to our stockholders.

     Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                                USE OF PROCEEDS
--------------------------------------------------------------------------------

     We will not receive any proceeds from the sale of the common stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS
--------------------------------------------------------------------------------

     We are registering the shares of common stock pursuant to the following agreements:

     (1) An Agreement and Plan of Reorganization, dated September 28, 1999, (the "Merger Plan") by and among Netopia, SN Merger Corporation, a wholly owned subsidiary of Netopia, ("Sub") and StarNet Technologies, Inc. ("StarNet") whereby StarNet was merged with and into Sub. Pursuant to the merger, each selling stockholder named below exchanged his or her securities in StarNet for a combination of Common Stock of Netopia (the "Merger Shares") and cash. Pursuant to the Merger Agreement, Netopia and each of the Selling Stockholders has entered into a Registration Rights Agreement, dated September 30, 1999, whereby Netopia has agreed to file with the SEC a registration statement to provide for the resale of the Merger Shares.

     (2) An Escrow Agreement, dated October 13, 1999 (the "Escrow Agreement"), by and among Netopia, each selling stockholder and Greater Bay Trust Company as escrow agent (the "Escrow Agent") pursuant to which the Selling Stockholders have placed into escrow an aggregate of 30,673 Merger Shares (the "Escrow Shares"), pro rata in the same proportion as the total number of Merger Shares issuable to each selling stockholder under the Merger Plan. The Selling Stockholders have placed the Escrow Shares into escrow as security for the indemnification obligations of the StarNet and the selling shareholders under the Merger Plan. The Escrow Shares will be held by the Escrow Agent until June 30, 2000, on which date they will be released to the selling shareholders, less any shares delivered to Netopia in satisfaction of any indemnity claims.

     The Selling Stockholders may from time to time offer and sell any or all of their shares pursuant to this prospectus. Because the Selling Stockholders are not obligated to sell shares of common stock, and because Selling Stockholders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares of common stock each selling stockholder will beneficially own after this offering. The table below shows the number of shares of Common Stock beneficially owned by the Selling Stockholders as of December 15, 1999, the number of shares being offered, and beneficial ownership assuming that all offered shares are sold and that no Selling Stockholder acquires additional shares in the open market or otherwise.


                                               Shares of Common                              Shares of Common
                                              Stock Beneficially                            Stock Beneficially
                                                 Owned Prior                                    Owned After
                                              to the Offering(1)         Number of             the Offering
                                         -------------------------      Shares Being   -------------------------
                 Name                       Number      Percent(2)        Offered         Number      Percent(2)
--------------------------------------   -----------   -----------    --------------   -----------   -----------
Sanjay Dhawan.........................        66,838       *              66,838            --             *
Mark Mah..............................        33,419       *              33,419            --             *
Jayant Kadambi........................        33,419       *              33,419            --             *
Ayyappan Sankaran.....................        25,686       *              25,481           205             *
Basil Alwan...........................         6,683       *               6,683            --             *
Duke Cho..............................         3,056       *               2,381           675             *
Yogesh Dandekar.......................         1,328       *                 939           389             *
Robert DeMong.........................           568       *                 563             5             *
Vinod Dham............................         6,683       *               6,683            --             *
Casie Ho..............................         1,670       *               1,670            --             *
G.S. Iyer.............................         4,119       *               2,993         1,126             *
Ajmer Mann............................           373       *                 250           123             *
Tae Hea Nahm..........................           501       *                 501            --             *
Phillip Simmons.......................         4,704       *               3,557         1,147             *
Linh Tran.............................         1,953       *               1,524           429             *
VLG Investments 1998..................         1,169       *               1,169            --             *
Tuan Vu...............................         1,207       *               1,065           142             *
C.W. Wong.............................         1,670       *               1,670            --             *
Wearnes Technology (Pte.) Ltd.........       223,617     1.4%            223,617            --             *
O'Connor's Holdings Pte Ltd...........        33,419       *              33,417            --             *

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 15, 1999. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Where indicated with an asterisk (*), such person or entity represents beneficial ownership after this offering of less than one percent of the total outstanding shares of Netopia.


                              PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

     We have filed a Registration Statement of which this prospectus forms a part pursuant to registration rights we granted to the Selling Stockholders pursuant to the Registration Rights Agreement. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by Netopia. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

     To our knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "Selling Stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

     Who May Sell; How Much; Applicable Restrictions. The Selling Stockholders may from time to time offer the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the Selling Stockholders may arrange for other broker-dealers to participate. The Selling Stockholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters," and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, there are currently no plans, arrangements or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the shares of common stock by the Selling Stockholders.

     Under the terms of the Registration Rights Agreement, each of Sanjay Dhawan, Mark Mah, Jayant Kadambi and Ayyappan Sankaran (each, a "StarNet Founder") are prohibited from selling any Merger Shares until January 25, 2000, at which time each StarNet Founder may sell up to a maximum of fifty percent (50%) of such StarNet Founder's Merger Shares. Each StarNet Founder may sell the remaining fifty percent (50%) of his Merger Shares after April 25, 2000.

     Manner of Sales and Applicable Restrictions. The Selling Stockholders will act independently of Netopia in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Stock Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

     (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     (c) an over-the-counter distribution in accordance with the Nasdaq rules;

     (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     (e) privately negotiated transactions.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M (which regulation may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other such person). The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the Selling Stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     Under the terms of the Registration Rights Agreement, each StarNet Founder has agreed to place and execute all sales of his Merger Shares only through Netopia's investment bankers and market makers. Under the terms of the Registration Rights Agreement, Wearnes Technology (Pte.) Ltd. And O'Connor's Holdings Pte. Ltd. each have agreed to place and execute any single sales transaction of twenty-five thousand (25,000) or more Merger Shares only through Netopia's investment bankers and market makers.

     Hedging and Other Certain Transactions with Broker-Dealers. In connection with distributions of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling stockholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

   Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the Selling Stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any such selling stockholder.

     Indemnification. Under the terms of the Agreement, we have agreed to indemnify each of the parties to the agreements and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

     Prospectus Updates; Suspension of this Offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the Agreement, each selling stockholder has agreed to give at least two business days' prior written notice to Netopia of any proposed sale of any Registrable Shares by the stockholder. Upon the occurrence of any event known to our executive officers as a result of which this prospectus is known by our executive officers to include an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, the parties have each agreed not to trade shares of common stock from the time the selling stockholder receives notice from Netopia of such an event until such party receives a prospectus supplement or amendment. Upon the occurrence of such an event, a prospectus supplement or post-effective amendment, if required, will be distributed to the parties.

                                 LEGAL MATTERS
--------------------------------------------------------------------------------

     The validity of the issuance of the common stock offered hereby will be passed upon for us by David A. Kadish, our Vice President and General Counsel.

                                    EXPERTS
--------------------------------------------------------------------------------

     The consolidated financial statements and schedule of Netopia, Inc. and subsidiaries as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999, incorporated by reference in this prospectus, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of StarNet Technologies, Inc. as of September 30, 1999 and 1998 and for each of the years then ended, incorporated by reference in this prospectus, have been incorporated by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement, as we have omitted some parts in accordance with the SEC's rules and regulations. For further information about us and the shares being sold in this offering, please refer to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily a complete description of the provisions of the contract. Copies of the registration statement may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth below.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the Web at www.sec.gov. Information concerning Netopia, Inc. is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

     (a) the Registration Statement and the exhibits and schedules filed therewith;

     (b) our annual report on Form 10-K for the fiscal year ended September 30, 1998;

     (c) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since September 30, 1998, including:

          . Our quarterly reports filed on Forms 10-Q for the periods ended December 31, 1998, March 31, 1999 and June 30, 1999;

          .  Form 8-K as filed on October 28, 1999; and,

          .  Form 8-K/A as filed on December 27, 1999.

     (d) all other information that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

     Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the Registration Statement.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, 2470 Mariner Square Loop, Alameda, CA 94501. Our phone number is (510) 814-5100.










You should rely only on the information contained in and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Information contained on Netopia's Web site does not constitute part of this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

PART II             Information not Required in Prospectus


Item 14.   Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by Netopia in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and The Nasdaq National Market and the NASD filing fees.

          SEC Registration fee.....................................     $ 5,420
          NASD fee.................................................       2,553
          Nasdaq National Market additional listing fee............       8,957
          Printing and engraving...................................       2,500
          Legal fees and expenses of Netopia.......................      20,000
          Accounting fees and expenses.............................      45,000
          Blue sky fees and expenses...............................          --
          Transfer agent fees......................................          --
          Miscellaneous............................................       5,000
                                                                        -------
              Total................................................     $89,430
                                                                        =======

Item 15.   Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.
Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of present and past employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section 11 of the Merger Plan contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

Item 16.   Exhibits and Financial Statement Schedules

(a)    Exhibits

 Exhibit
   No.                                               Description
---------     -----------------------------------------------------------------------------------------
1.1*          Agreement and Plan of Reorganization, dated September 28, 1999 by and among Netopia,
              Inc. SN Merger Corporation and StarNet Technologies, Inc.

5.1           Opinion of David A. Kadish, counsel to the Registrant.

23.1          Consent of KPMG LLP, independent auditors for Netopia, Inc.

23.2          Consent of KPMG LLP, independent auditors for StarNet Technologies, Inc.

23.3          Consent of David A. Kadish, counsel to the Registrant. Reference is made to Exhibit 5.1.

24.1          Power of Attorney (see page II-4).

____________________
* Previously filed and incorporated herein by reference to our Form 8-K as filed on October 28, 1999.

(b)  Financial Statement Schedule

     Schedule II -- Valuation and Qualifying accounts has been previously filed and is incorporated herein by reference to our Form 8-K/A as filed on December 27, 1999.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.   Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section

     10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the Registrant pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all for the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, California, on the 27th day of December, 1999.

                              NETOPIA, INC.

                              By: /s/ Alan B. Lefkof
                                 -----------------------------------------------
                                 Alan B. Lefkof,
                                 President, Chief Executive Officer and Director


                               POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Alan B. Lefkof and David A. Kadish, and each of them, his attorneys-in-fact, and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                     Title                                  Date
------------------------------     ---------------------------------------------    ------------------------


     /s/ Alan B. Lefkof              President, Chief Executive Officer and             December 27, 1999
------------------------------       Director (Principal Executive Officer)
        Alan B. Lefkof

     /s/ James A. Clark              Vice President and Chief Financial Officer         December 27, 1999
------------------------------       (Principal Financial and Accounting Officer)
        James A. Clark

     /s/ Reese M. Jones              Chairman of the Board of Directors                 December 27, 1999
------------------------------
        Reese M. Jones

    /s/ David F. Marquardt           Director                                           December 27, 1999
------------------------------
       David F. Marquardt

     /s/ James R. Swartz             Director                                           December 27, 1999
------------------------------
        James R. Swartz

                                 EXHIBIT INDEX



  Exhibit
   Number                               Exhibit Title
------------   --------------------------------------------------------------
         5.1     Opinion of Counsel regarding the legality of common stock
        23.1     Independent Auditors' Consent for Netopia, Inc.
        23.2     Independent Auditors' Consent for StarNet Technologies, Inc.
        23.3     Consent of Counsel (included in Exhibit 5.1)
        24.1     Power of Attorney (see page II-4)